Exhibit 10.1
February 18, 2022

Garry Neil
[Intentionally Omitted]

Re: Changes to your Employment Agreement

Dear Garry,

I am writing to confirm our understanding regarding certain changes to the terms of your employment with Avalo Therapeutics, Inc. (the “Company”). This letter amends the existing employment letter agreement between you and the Company dated January 30, 2020 (the “Employment Agreement”), effective as of February 14, 2022 (the “Amendment Effective Date”).

As of the Amendment Effective Date, you will serve as the Company’s President and Chief Executive Officer (“CEO”), and you will report to the Company’s Board of Directors. Therefore, Paragraph 2 of the Employment Agreement is hereby amended to read as follows:

2. Position. Effective as of February 14, 2022, (the “Effective Date”), you will serve as the Company’s President and Chief Executive (“CEO”) based in the Company’s office in Wayne, Pennsylvania. You will report to the Company’s Board of Directors (“Board”). During the Employment Term, you shall devote all your business time, energy and skill and your best efforts to the performance of your duties with the Company. You shall have the duties that are commensurate with your position and any other duties that may be assigned to you by the Board. You shall perform all such duties faithfully and efficiently in compliance with applicable law and the Company’s policies as shall be in effect from time to time. Upon termination of your employment by either party for any reason, you agree to resign your position(s), if any, as an officer or director of the Company, as a member of any Board committees, as well as any other positions you may hold with or for the benefit of the Company and/or its affiliates.

Your Base Salary (as defined in Section 4 of the Employment Agreement) will increase to the rate of $475,000.00 per year as of the Amendment Effective Date. In addition, subject to the approval of the Board and your execution of a separate grant document, at the time the Company makes its annual grant to employees, but in no event later than March 31, 2022, the Company will grant you additional stock options to purchase 1,000,000 shares of Company Common Stock. The stock options will vest over four (4) years, with a twelve-month cliff, such that the first 25% of such stock options will vest on the first anniversary of the grant date, and the remainder will vest in equal monthly installments, provided that you remain an employee of the Company as of each such vesting date, with an exercise price equal to the closing price of the common shares on the date of the grant on any exchange on which Company’s shares are then traded.

In addition, Subparagraph 5(c) of the Employment Agreement is hereby amended to read as follows:

(c) Annual Bonus. During the Employment Term, you shall be eligible to receive an annual discretionary bonus of a target amount of up to seventy percent (70%) of your Base Salary as determined by the Board or the Compensation Committee of the Board, in its sole discretion, provided you are employed on the date such annual bonus is paid. Such bonus may consist of cash and/or, at your election, grants of additional equity awards in the Company, which shall be immediately vested, and is intended to be substantially consistent with cash bonuses and equity award bonuses paid to executives of similar grade in similarly situated companies in the biotechnology industry, subject to the results of operations and financial condition of the Company and your level of individual performance.

In addition, Subparagraph 7(c) of the Employment Agreement is hereby amended to read as follows:

(c) Without Cause. Your employment may be terminated by the Company without Cause (other than for death or Disability) immediately upon written notice by the Company. Upon a termination without Cause, subject to your compliance with the obligations in Sections 8, 9 and 10 hereof, the Company shall pay to you the following payments and benefits: (i) the Accrued Benefits; (ii) if not yet paid, your earned but unpaid bonus for the fiscal year preceding the year in which such termination occurs, based upon the achievement of Company goals as determined by the Compensation Committee of the Company’s Board, payable when such annual bonuses are paid to other executive employees of the Company; (iii) continued payment of your Base Salary as in effect immediately prior to your termination for eighteen (18) consecutive months following such termination; (iv) your annual bonus earned in the year in which the termination occurs, based upon the achievement of Company goals as determined by the Compensation Committee of the Company’s Board, prorated to reflect your completed days of employment during such year, payable when such annual bonuses are paid to other executive employees of the Company; (v) full vesting of options awarded by the Company, which you will have twelve (12) months to exercise from the date of such termination; and (vi) if you timely elect and remain eligible for continued health insurance coverage under federal COBRA law or, if applicable, state insurance laws, the Company will pay your COBRA or state continuation health insurance premiums until the earliest of (x) the first anniversary of your termination; (y) expiration of your continuation coverage under COBRA; or (z) the date when you are eligible for substantially equivalent health insurance; provided, that the first payment pursuant to clause (iii) shall be made on the first payroll period after the sixtieth (60th) day following such termination and shall include payment of any amounts that would otherwise be due prior thereto. Provided, however, the Company has the right to terminate its payment pursuant to clause (vi) and instead pay you a lump sum amount equal to the applicable COBRA premium multiplied by the number of months remaining in the specified period if the Company determines in its discretion that continued payment of the COBRA premiums is or may be discriminatory under Section 105(h) of the Internal Revenue Code. In the event of your termination by the Company without Cause (other than for Death or Disability) within 6 months of a Change in Control, as defined in the Company’s Amended and Restated 2016 Equity Incentive Plan, the payments pursuant to clauses (i)-(iii) shall be made promptly after its closing or your termination, whichever is later.

You hereby acknowledge and agree that the foregoing amendments to the Employment Agreement will not constitute a material diminution in your duties, authorities or responsibilities amounting to “Good Reason” as described in Section 7(d) of your Employment Agreement.

Except as expressly provided in this letter amendment, the terms of the Employment Agreement remain in effect without modification. Neither this letter, nor the Employment Agreement itself, may be modified except by a written document signed by both you and an authorized representative of the Company. Capitalized terms not otherwise defined in this letter have the meanings provided for such terms in the Employment Agreement.

Please sign below to confirm your understanding and acceptance of the amendments set forth in this letter. Thank you for your continued efforts on behalf of Avalo, and I look forward to continuing to work with you in your new role.

Sincerely,

Avalo Therapeutics, Inc.

/s/ Steven Boyd
Name: Steven Boyd
Title: Chairman of the Board

Consented to and agreed by:

/s/ Garry A. Neil	2/18/2022
Garry A. Neil	Date

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